LFT SECURITIES, LLC

SEC File Number 8-70015

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2021 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RSM US LLP
Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2021

LFT Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Robert Jenkins
LFT Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LFT Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Walnut Street, Suite 2410
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bob Jenkins	(513) 878-1090	bjenkins@lumafintech.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Bob Jenkins</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LFT Securities, LLC</u>, as of <u>12/31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TRISTAN DAVID HESS
Notary Public, State of Ohio
My Commission Expires
February 3, 2025

Notary Public

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: <u>SIPC Supplemental Report</u>

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LFT SECURITIES, LLC

Table of Contents

                                                                                              Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition...2

Statement of Income...3

Statement of Changes in Member's Equity...4

Statement of Cash Flows..5

Notes to Financial Statements 6-12

Supplementary Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to
             Rule 15c3-1 Under the Securities Exchange Act of 1934 and
             Reconciliation of the Company's Net Capital Per the Unaudited
             Filing to the Computation Herein...13

Schedule II – Computation for Determination of Reserve Requirements and
             Information for Possession or Control Requirements Pursuant to
             Rule 15c3-3 Under the Securities Exchange Act of 1934............................14



RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managers of
LFT Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LFT Securities, LLC (the Company) as of December 31, 2021, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

Cincinnati, Ohio
March 24, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING


LFT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021


Assets

Current Assets
Cash	$3,358,483
Accounts receivable	2,674,309
Receivable from affiliates	589,095
Prepaids and other current assets	4,235
Total current assets	6,626,122

Other Assets
Deposits	6,425
Total other assets	6,425

Total Assets	$6,632,547

Liabilities and Member's Equity

Current Liabilities
Accounts payable	$ 2,561
Payable to affiliates	52,086
Total current liabilities	54,647

Member's Equity	6,577,900

Total Liabilities and Member's Equity	$6,632,547


The accompanying notes are an integral part of these statements.

2


LFT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues

Platform fees	$11,833,471
Total revenues	11,833,471

Expenses

Compensation expense	402,500
Professional fees	234,197
Occupancy expense	34,442
Other	48,265
Total expenses	719,404

Net Income	$11,114,067

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Member's equity, beginning of year	$	6,213,833
Net income		11,114,067
Distributions		(10,750,000)
Member's equity, end of year	$	6,577,900

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:

Net income	$	11,114,067
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(1,138,725)
Increase in receivable from affiliates		(217,431)
Increase in prepaid and other current assets		(419)
Increase in deposits		(6,425)
Increase in accounts payable		2,561
Decrease in payable to affiliates		(16,861)
Decrease in accrued liabilities		(810)
Net cash provided by operating activities		9,735,957

Cash Flows from Financing Activities:

Member distributions		(10,750,000)
Net cash used in financing activities		(10,750,000)
Net decrease in cash		(1,014,043)
Cash, beginning of year		4,372,526
Cash, end of year	$	3,358,483

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

LFT Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 20, 2017 as Advanced Trading & Linked Asset Strategies, LLC, a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. On December 5, 2018, the Company changed its name to LFT Securities, LLC. The Company is a wholly-owned subsidiary of Luma Financial Technologies, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

The Company operates a multipurpose technology platform designed for the pricing, trading, distributing, educating and lifecycle management of structured notes, certificates of deposit, registered funds and annuities. The Company offers products from the North American, Latin American, and European marketplaces.

As a member of Financial Industry Regulatory Authority, Inc., the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable / Receivable from Affiliate

Accounts receivable are stated at net realizable value. The Company provides an allowance for credit losses based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2021, management had determined that no allowance for credit losses is required.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Capital Requirements

The Company is required to maintain a minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined. Net capital changes from day to day and the Company had net capital and net capital requirements of $4,136,584 and $5,000, respectively, at December 31, 2021. The Company must also maintain a ratio of aggregate indebtedness to net capital of not more than 12 to 1. The Company's ratio was 0.0132 to 1 at December 31, 2021.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, such cash may be in excess of FDIC insurance limits.

The Company also considers concentration of risk for customers that make up greater than or equal to 10% of total revenue. Three customers accounted for 48% of revenue, each greater than 10% individually, for the year ended December 31, 2021, and 54% of the accounts receivable balance at December 31, 2021.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company shall be disregarded as an entity from its Member for federal and state income tax purposes. In lieu of paying taxes at the Company level, the Member of a limited liability company is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not have any uncertain tax positions. The Company is subject to examination for all tax years since inception.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through the date the financial statements were issued for the year ended December 31, 2021.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Platform Revenue

The Company's performance obligation is to stand ready to provide the Company's electronic marketplace (the "Platform") to customers for the use of posting product, and no price is allocated to multiple performance obligations.

Pricing for the financial products is the same for all issuers posting product on the Platform and is summarized below:
1. Market-Linked Certificates of Deposit – Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

Additionally, in the event that a user purchases in any calendar month an aggregate principal amount of Market-Linked Certificates of Deposit and Market-Linked Notes having a total aggregate principal amount in excess of $400,000,000 per month for the average of the three previous months, issuers paying fees to the Company shall pay to the Company the following:
1. Market-Linked Certificates of Deposit – Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

This revenue from larger users, purchasing in excess of $400,000,000 per month, falls under the variable consideration guidance in ASC 606.

The Company stands ready to provide an unspecified quantity of services over a period of time to each customer. Each increment of the services provided to customers is distinct because each posting of product for a customer is a distinct event. The promised services are substantially the same because the posting of customer product is carried out the same for each distinct posting. For these reasons, the Company claims a series exception and considers these distinct events to constitute one performance obligation of services.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company uses the expected value method to determine the amount of variable consideration included in the transaction price. In accordance with ASC 606, the Company identifies the range of possible consideration amounts to be 90 days after the end of a month, as a contract can be terminated with 90 days' notice. The Company then determines a probability that the user of the Platform would reach $400,000,000 in volume for each of the next three months. Based on those probabilities, the Company takes a weighting of the probability and applies it to the fee charged for the month for revenue recognition purposes. Morgan Stanley Wealth Management and Merrill Lynch, Pierce, Fenner & Smith Inc. met this threshold in 2021, and management has estimated one hundred percent probability that Morgan Stanley Wealth Management and Merrill Lynch, Pierce, Fenner & Smith Inc. will remain above this threshold within 90 days after year-end.

Because the Company applies the expected value method to determine the amount of variable consideration, and there also exists variability in the number of transactions that will generate revenue each month, the Company applies the constraint focused on whether it is probable that the inclusion of the estimated variable consideration in the transaction price will not result in a significant reversal of cumulative revenue recognized for the contract when the uncertainty of a user's aggregate principal amount purchase giving rise to the variability is resolved. Only estimated variable consideration for which it is probable that its inclusion in the transaction price will not result in a significant reversal of cumulative revenue recognized should be included in the transaction price. If it is probable that a significant reversal of cumulative revenue recognized will not occur with respect to just a portion of the estimated variable consideration to which the entity expects to be entitled, that portion would be included in the transaction price.

The Company accounts for services as a single performance obligation because it is providing a series of distinct services that are substantially the same and have the same pattern of transfer. The Company observes that the promised consideration is dependent on the number and volume of transactions occurring each month, and is highly susceptible to factors outside the Company's influence. The Company also observes that although it has experience with similar contracts, that experience is of little predictive value in determining how many, and at what quantity, transactions will aggregate throughout the month. Therefore, the Company cannot conclude that it is probable a significant reversal in the cumulative amount of revenue recognized would not occur if any estimates of fee discounts were included in the transaction price until the number of transactions is noted at the end of each month.

Revenue is recognized based on the trade date of a unique product identification number ("CUSIP") for which aggregate principal amounts are billed at the transaction price. Because the financial products offered through the Company's Platform have definitive periods of offering, and are typically offered only in one calendar month, revenue on the principal amounts transacted in these CUSIPs can be recognized in the month that the products traded. The customer outlined in the contract is simultaneously receiving and consuming benefits as the Company performs its obligation. In a specific month, the customer will be receiving the benefits of utilizing the Platform and promises from the Company, while also consuming the benefits by receiving deposits from the products traded in the month it consumed the benefits.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The products posted on the Platform, and the information posted by the issuers, is uploaded as it becomes available for new CUSIPs. The agreements with both issuers and users indicate that the transaction price is billed on a transactional basis for the aggregate principal amounts, and is not billed over the lifetime term of the product. Management concludes that revenue is recognized in the month that each CUSIP trades, and after applying the constraint to variable consideration, as opposed to over the term of the product. Management comes to this conclusion because it applies the series exception asserting there is only one performance obligation, which is to stand ready to provide the Platform to customers. The performance obligation and benefit to the customer is simultaneously received and consumed in the month that each CUSIP trades, therefore revenue can be recognized when the constraint is lifted at the end of each month, based on the fact that the consideration becomes probable when the number of transactions is known and the Company can determine the revenue it is entitled to for that month. The accounts receivable balance as of December 31, 2021 is presented on the face of the statement of financial condition. The accounts receivable balance as of January 1, 2021 is $1,535,584. The amount of contract assets and liabilities at December 31, 2021 was zero.

NOTE C – RELATED PARTIES

On November 14, 2018, the Company entered into an expense sharing agreement with the Member for the reimbursement of expenses which should be assumed by the Company. The Company pays the Member compensation of any registered principals, including the CEO, CPO and CFO, and at a rate of 50% of base salary for the CEO and CFO, and 25% of base salary for the CPO. The Company also pays the Member compensation of the non-registered Controller at a rate of 20% of base salary. Additionally, the Company pays the Member for the allocation of 25% of the Member's sublease rent on the 24th Floor in the Cincinnati, Ohio offices with Navian Capital, LLC, and the direct legal fees and electronic storage media fees incurred by the Company paid by the Member. During 2021, the Company incurred expenses relating to this agreement totaling $498,063. Amounts due to the Member totaled $39,583 at December 31, 2021, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with Navian Capital Securities, LLC, a wholly-owned subsidiary of Navian Capital, LLC in which Navian Capital, LLC has an ownership interest in the Member, by which Navian Capital Securities, LLC acts as an agent to collect revenues remitted from each issuing bank institution in an instance where an issuing bank institution does not have an agreement in place direct with the Company. Navian Capital Securities, LLC facilitates product purchases for its clients and collects revenue from certain of the Company's customers. The Company reimburses Navian Capital Securities, LLC for expenses which should be assumed by the Company. Revenue from Navian Capital Securities, LLC was zero for the year ended December 31, 2021. During 2021, the Company incurred expenses relating to this agreement totaling $23,163. Amounts due to Navian Capital Securities, LLC totaled $1,186 at December 31, 2021, which are included as payable to affiliates in the statement of financial condition.

NOTE C – RELATED PARTIES (CONTINUED)

The Company also has an agreement with Morgan Stanley & Co. LLC ("MS&CO"), an indirect owner of the Company in which MS&CO has an ownership interest in the Member, by which MS&CO remits revenues to the Company related to the product purchases facilitated by the Company in MS&CO product offered through the Platform. Revenue from MS&CO totaled $1,823,220 for the year ended December 31, 2021. Amounts due to the Company totaled $441,412 at December 31, 2021, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with MS&CO by which the Company remits a rebate to MS&CO related to the revenues received from MS&CO on product purchases facilitated by the Company in MS&CO product. The rebate from the Company to MS&CO totaled $42,157 for the year ended December 31, 2021.

The Company also has an agreement with BofA Securities, Inc. ("BofA"), an indirect owner of the Company in which BofA has an ownership interest in the Member, by which BofA remits revenues to the Company related to the product purchases facilitated by the Company in BofA product offered through the Platform. Revenue from BofA totaled $345,189 for the year ended December 31, 2021. Amounts due to the Company totaled $48,445 at December 31, 2021, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with BofA by which the Company remits a rebate to BofA related to the revenues received from BofA on product purchases facilitated by the Company in BofA product. The rebate from the Company to BofA totaled $1,781 for the year ended December 31, 2021.

The Company also has an agreement with UBS Securities LLC ("UBS"), an indirect owner of the Company in which UBS has an ownership interest in the Member, by which UBS remits revenues to the Company related to the product purchases facilitated by the Company in UBS product offered through the Platform. Revenue from UBS totaled $386,406 for the year ended December 31, 2021. Amounts due to the Company totaled $52,936 at December 31, 2021, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with UBS by which the Company remits a rebate to UBS related to the revenues received from UBS on product purchases facilitated by the Company in UBS product. The rebate from the Company to UBS was zero for the year ended December 31, 2021.

The Company also has an agreement with Toronto-Dominion Securities LLC ("TD Securities"), an indirect owner of the Company in which TD Securities has an ownership interest in the Member, by which TD Securities remits revenues to the Company related to the product purchases facilitated by the Company in TD Securities product offered through the Platform. Revenue from TD Securities totaled $269,935 for the year ended December 31, 2021. Amounts due to the Company totaled $46,302 at December 31, 2021, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with TD Securities by which the Company remits a rebate to TD Securities related to the revenues received from TD Securities on product purchases facilitated by the Company in TD Securities product. The rebate from the Company to TD Securities totaled $11,317 for the year ended December 31, 2021. Amounts due to TD Securities totaled $11,317 at December 31, 2021, which are included as payable to affiliates in the statement of financial condition.

NOTE C – RELATED PARTIES (CONTINUED)

The Company has been granted a worldwide, perpetual, non-exclusive, non-transferable, royalty-free license by its Member to use, display, market, and grant end-user access to the Platform to service its customers. The Company is not charged for technical support, overhead associated with operating the platform, or any fees for the license granted by its Member. Additionally, the Company is not charged any fees from Luma Financial Technologies for periodic general & administrative fees related to receivables, payables, and the closing of books at month-end.

NOTE D – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

LFT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND
AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND
RECONCILIATION OF THE COMPANY'S NET CAPITAL PER THE
UNAUDITED FILING TO THE COMPUTATION HEREIN
DECEMBER 31, 2021

Net Capital

Member's equity	$	6,577,900
Receivable from affiliates		(589,095)
Prepaids and other current assets		(10,660)
Commissions receivable aged greater than 30 days		(1,801,561)
Other deductions		(40,000)
Total nonallowable assets		(2,441,316)
Net Capital		4,136,584

Minimum Capital Required to be Maintained

(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		(5,000)
Excess Net Capital	$	4,131,584
Aggregate Indebtedness	$	54,647
Ratio of Aggregate Indebtedness to Net Capital		0.0132 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in LFT Securities, LLC's unaudited FOCUS Report as of December 31, 2021. Therefore, no reconciliation of the two computations is deemed necessary.

LFT SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because it limits business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.


RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managers of
LFT Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which LFT Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

Cincinnati, Ohio
March 24, 2022

LFT SECURITIES, LLC EXEMPTION REPORT

LFT Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LFT Securities, LLC
_____
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 24, 2022



RSM US LLP

To the Managers of
LFT Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of LFT Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Cincinnati, Ohio
March 24, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

70015 FINRA DEC
LFT SECURITIES LLC
425 WALNUT ST, STE 2410
CINCINNATI, OH 45202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Jenkins, (513) 878-1090

2. A.	General Assessment (item 2e from page 2)	$17,694
B.	Less payment made with SIPC-6 filed (exclude interest) 07/26/2021 Date Paid	(8,220)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	9,474
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$9,474

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $9,474

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LFT Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2021
and ending December 31, 2021

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,833,471

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (3,600)

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   (33,731)

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   (37,331)

2d. SIPC Net Operating Revenues $ 11,796,140

2e. General Assessment @ .0015 $ 17,694

(to page 1, line 2.A.)